

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

March 16, 2010

VIA U.S. Mail and Facsimile

Alberto R. Santa Ines
Chief Financial Officer
3240 Whipple Road
Union City, CA 94587

> **Re:** **Abaxis, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2009**
> **Filed June 12, 2009**
> **Form 10-Q for the fiscal quarter ended December 31, 2009**
> **File No. 0-19720**

Dear Mr. Santa Ines:

We have reviewed your response dated March 9, 2010 and related filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Response letter dated March 9, 2010

1.   As requested in our letter dated February 24, 2009, please provide, in writing, a
        statement *from the company* acknowledging that:

        ·   the company is responsible for the adequacy and accuracy of the disclosure in
            the filing;
        ·   staff comments or changes to disclosure in response to staff comments do not
            foreclose the Commission from taking any action with respect to the filing;
            and
        ·   the company may not assert staff comments as a defense in any proceeding
            initiated by the Commission or any person under the federal securities laws of
            the United States.

        We see that the current representations are from company's counsel.

Form 10-Q for the fiscal quarter ended December 31, 2009

Critical Accounting Policies

2.   We note the discussion on page 31 regarding the decrease in warranty reserves.
        Please consider enhancing your discussion of warranty reserves within critical
        accounting policies in future filings to disclose the critical judgments considered
        in decreasing the warranty reserve during the current period.

Results of Operations, page 21

Cost of Revenues and Gross Profit, page 27

3.   We reference the disclosure that cost of revenues includes cost associated with
        warranty repairs. In this regard, we see that you recorded a $668,000 reversal of
        warranty reserves during the three months ended December 31, 2009 which
        appears to have had a material impact on cost of sales as a percentage of revenues
        and on gross profit for the three and nine month period. However, we do not see
        where this was discussed as a contributing factor in your discussion of cost of
        revenues or gross profit. Please revise future filings to disclose the reason for this
        reversal and to clarify how changes in estimates and other items of a judgmental
        nature impact your results of operations. In addition, to the extent that the impact
        of these items is non-recurring, please disclose that fact.

4.   We see from your disclosure that the decrease in cost of revenues as a percentage
        of total revenues is attributed to lower manufacturing costs on VetScan chemistry
        analyzers and veterinary reagent discs. Please tell us and revise future filings to
        disclose the reason that manufacturing costs decreased and whether these

efficiencies are expected to continue into future periods. In this regard, we see that finished goods inventory increased during the period. Discuss if the increase in production had a significant impact on the decrease of manufacturing costs.

******

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. If you have other questions, please contact Louis Rambo at (202) 551-3289 or Tim Buchmiller at (202) 551-3635.

Sincerely,

Brian Cascio
Accounting Branch Chief